Mail Stop 3561

December 13, 2006

Neila Radin, Esq.
JPMorgan Chase Bank, National Association
Office of the General Counsel
270 Park Avenue, Floor 39
New York, NY 10017

Re: **Collegiate Funding of Delaware, L.L.C.**
   Pre-effective Amendment to Registration Statement on Form S-3
   Filed November 17, 2006
   File No. 333-137587

Dear Mr. Radin:

We have reviewed your responses to the comments in our letter dated October 20, 2006 and have the following additional comments.

General

1. From your response to our prior comment five, it appears that an affiliate of the depositor will be involved in the reset or remarketing of securities. We reissue the comment. Please clarify in your response why you do not believe you will need to register the remarking transactions. It is unclear to us what you are referring to in the second paragraph of your response.

2. We note your response to our prior comment seven, but reissue the comment. If credit enhancement is provided by an entity that would fall under Item 1114, please provide bracketed disclosure in an appropriate place regarding the financial information that will be provided if such entity is liable or contingently liable to provide payments representing 10% or more of the cash flow supporting any offered class. Refer to Item 1114(b) of Regulation AB.

Prospectus Supplement
The Trust Student Loans, page S-4

3. We note your response to our prior comment 14. Please revise your disclosure in the document to indicate that the consolidated loan add-on period will not extend beyond the permitted prefunding period.

Credit Enhancement, page S-10

4. We note your response to our prior comment 15. Please summarize how losses not covered by credit enhancement or support will be allocated among the classes of securities, if applicable. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Base Prospectus
Other Accounts, page 6

5. We note your response to our prior comment 22 and reissue the comment. All possible accounts should be described in the base prospectus. Please revise to provide a brief description of each type of account contemplated in an appropriate place in the prospectus. Only providing a list is not sufficient.

Additional Funding, page 50

6. We note your response to our prior comment 27 and your disclosure that the additional student loans will have the same general character as the original trust student loans in the related pool. Please revise to clarify the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding or revolving period, including a description of any differences from the criteria used to select the current pool. Refer to Item 1111(g)(7) of Regulation AB.

Supplemental Purchase Period, page 51

7. In response to comment 28 of our letter dated October 20, 2006 you explain that the supplemental purchase period deals with the "amortization of the trust student loans during the period between the statistical cutoff date and the closing date." In contrast, the prefunding period deals with the "overissuance of notes on the closing date and the deposit of cash in a prefunding account with the intention of purchasing additional collateral after the closing date to back those notes." However, you state on page 49 that if a supplemental purchase account exists, it "will exist as a component of prefunding." Please either revise the disclosure or advise.

   In this regard, please provide a brief description of the supplemental purchase period here, similar to what you have provided to us in your supplemental response.

Derivative Agreements, page 111

8. We note your response to our prior comment 29 and your revised disclosure. We reissue the comment, in part. Please revise to include a brief description in the base prospectus of each of the types of derivative agreements that you have listed.

* * * * *

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3210 with any other questions.

                                                Regards,

                                                Susan Block
                                                Attorney-Advisor

cc: Reed D. Auerbach, Esquire
        Fax: (917) 777-4299